

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

<u>Via E-Mail</u>
Renee Gilmore
President
Firemans Contractors, Inc.
2313 E Loop 820N
Fort Worth, Texas  76118

>    **Re:    Firemans Contractors, Inc.**
>    **Preliminary Information Statement on Schedule 14C**
>    **Filed May 8, 2013**
>    **File No.  000-54802**

Dear Ms. Gilmore:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Actions 3 and 4:  Increase in the authorized Class A and Class B Convertible Preferred Stock</u>

1.  Please provide information pursuant to Item 202 of Regulation S-K as required by Item 11(b) of Schedule 14A.

2.  We note disclosure that the Board considers it in the best interests of your company and the stockholders to increase the amount of convertible preferred stock.  Please provide the reasons for and the general effect of the increase in the authorized Class A and Class B convertible Preferred Stock.  See Item 19 of Schedule 14A.  Please also include disclosure of your current plans or proposals to use the increased authorized Class A and Class B convertible Preferred Stock.

3.  Please provide financial information pursuant to Item 13(a)(1) of Schedule 14A pursuant to Instruction 1 to Item 13 of Schedule 14A due to the increase in a material amount of senior securities, the Class A and Class B convertible preferred stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc:     Via E-Mail
        William O'Neal, Esq.
        Nikolay Frolov